

July 25, 2018

<u>Via E-mail</u>
Matthew E. Monaghan
Chairman of the Board of Directors,
      President and Chief Executive Officer
Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

      Re: Invacare Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed March 9, 2018
              File No. 1-15103

Dear Mr. Monaghan:

      We refer you to our comment letter dated July 12, 2018, regarding business contacts with North Korea and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance